Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

          We consent to the use in this Amendment No. 1 to Registration Statement No. 333-189912 of our report dated June 5, 2013 (August 6, 2013 as to the effects for the 50 for 1 forward stock split described in Note 17), relating to the consolidated financial statements and financial statement schedule of ClubCorp Holdings, Inc. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to the payment of a cash distribution on December 27, 2012) appearing in the Prospectus, which is a part of this Registration Statement. We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

August 6, 2013